Exhibit 99.1

21 May 2021

BURFORD CAPITAL APPOINTS HUGH STEVEN WILSON AS CHAIRMAN; REPORTS THAT ALL AGM ITEMS PASSED

Burford Capital Limited, the leading global finance and asset management firm focused on law, is pleased to announce that all resolutions proposed at its Annual General Meeting held on 18 May 2021 were approved by shareholders, including the approval of a final dividend of 12.5 US cents per ordinary share to be paid on 18 June 2021 to all ordinary shareholders on the register of members at the close of business on 28 May 2021, and the appointment of Hugh Steven Wilson as chairman, replacing Sir Peter Middleton on his retirement.

The votes received are detailed below:

Ordinary Resolutions		Total votes for	Total votes against	Total votes withheld
1.	To receive the accounts for the year ended 31 December 2020 and the directors’ and auditors’ reports thereon	128,795,168	100	167,024
2.	To declare a final dividend of 12.5¢ (United States cents) per ordinary share	128,961,792	500	0
3.	To re-appoint Hugh Steven Wilson as a director	121,813,682	7,112,033	36,577
4.	To re-appoint Charles Parkinson as a director	115,503,087	13,422,628	36,577
5.	To re-appoint Robert Gillespie as a director	128,364,828	560,897	36,567
6.	To re-appoint John Sievwright as a director	128,598,619	327,096	36,577
7.	To re-appoint Christopher Bogart as a director	128,561,428	365,759	35,105
8.	To re-appoint Andrea Muller as a director	128,604,529	321,286	36,477
9.	To re-appoint Ernst & Young LLP as the Company’s auditors	121,155,246	7,763,219	43,827
10.	To authorize the directors to agree the auditors’ remuneration	121,299,113	7,619,316	43,863
11.	To authorize the directors to allot shares up to a specific amount	124,143,947	4,758,458	59,887
12.	To authorize the Company to purchase its own shares up to a specified amount	128,900,417	12,649	49,226

13.	To approve the rules of the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan	128,637,132	285,143	40,017
Special Resolutions
14.	To authorize the directors to allot shares for cash without making a pre-emptive offer to shareholders (subject to the limitation set out in the resolution)	127,379,951	1,535,552	46,789
15.	To authorize the directors to allot shares for cash without making a pre-emptive offer to shareholders (subject to the limitation set out in the resolution) for an acquisition or specified capital investment	125,787,615	3,128,434	46,243

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Kevin Cruickshank (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.